December 2, 2014

Eric McPhee
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR Filing

Re:           Vestin Realty Mortgage II, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 31, 2014
File No. 000-51892

Dear Mr. McPhee:

On behalf of Vestin Realty Mortgage II, Inc, we are responding to comments received from the Commission letter dated November 10, 2014.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014

Acquisitions, page 30

Staff Comment

1.
Your disclosure indicates that during the year ended December 31, 2013, you expensed approximately $2.6 million of acquisition costs. Please reconcile this to the $162,000 acquisition expense disclosed in the consolidated statements of operations on page 20.

Company Response

The disclosure in question is located in Note B “Accounting Policies” on our Form 10-K for December 31, 2013.  During 2013 Vestin Realty Mortgage II, Inc. (“the Company”) acquired six investments in real estate.  Due to these acquisitions, it was necessary to insert a new accounting policy in our Form 10-K.  The accounting policy was copied from another issuer’s filing.  The policy contained an operating result, which was not properly updated to reflect the Company’s numbers. The consolidated statements of operations which reflect the amount of $162,000 is correct. The subsequent filings, commencing with Form 10-Q for March 31, 2014, includes the accounting policy for this activity however no longer includes the financial results. As the financial statements are correct and the other sections of the Form 10-K that discuss the acquisition fees (i.e. Management Discussion and Analysis of Financial Condition and Results of Operations) are correct, we do not believe the Form 10-K requires an amendment.

Revenue Recognition, page 31

Staff Comment

2.	Please advise us of the guidance you relied upon to recognize interest income from loans over the expected terms of the loans instead of over the contractual terms of the loan.

Company Response

The recognition of the interest income over the expected term of the loan and the contractual term of the loan are the same as we do not have a different term other than the contractual term of the loan. In future filings, we will replace “expected” with “contractual”.

Form 10-Q for the quarterly period ended June 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Staff Comment

3.
With respect to the exchange of properties with MVP REIT, we note your disclosure on page 35 that you received a greater amount of consideration than what was transferred to MVP REIT which resulted in a net gain of approximately $1.1 million. Please show us how you calculated this net gain as it is not apparent from your disclosure on page 5 and Note H on page 22, and advise us of the guidance you relied upon.

Company Response

The following is a schedule of the net fair value of the assets/consideration received:

Property Name
Wolfpack	$1,926,000
Devonshire	1,790,000
SE Properties	1,965,000
ExecuSuites	2,091,000
Total	$7,772,000

The following is a schedule of the net book value of the assets transferred/sold:

Property Name
Cash	$1,291,000
Ft. Lauderdale	1,270,000
Memphis Court	36,000
Memphis Poplar	705,000
Kansas City	769,000
St. Louis	1,427,000
Red Mountain	1,216,000
Total	$6,714,000

Net Gain	$1,058,000

In determining the proper accounting recognition of this transaction, we looked at the following guidance. ASC 805, 845 and PWC Guide to Accounting for Business Combinations and Noncontrolling Interests v2013. Through this research, we determined the entities were not under common control as the ownership of these entities are not common therefore the transaction would be accounted for in the same manner as if the transaction was a monetary transaction.

Therefore, we recorded the net fair value of $7,772,000 received as consideration for the sale of the assets sold which had a net book value of $6,714,000. The additional consideration exceeded the net assets sold which resulted in the recognition of a gain of approximately $1.1 million.

In connection with this response, please note that the Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately address your comments.

Very truly yours,

/s/ Tracee Gress
Tracee Gress
Chief Financial Officer
Vestin Realty Mortgage II, Inc.